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      AUSTIN, Texas - (BUSINESS WIRE_- April 13, 1999 - Saratoga Resources,
Inc., a Delaware holding corporation (NASDAQ OTC: SRIK), today announced that it has entered into an agreement to merge with PrimeVision Health, Inc. ("PrimeVision") and OptiCare Eye Health Centers, Inc. ("OptiCare") in all-stock transactions (the "Eyecare Transaction"). The managements of Saratoga, PrimeVision and OptiCare believe that the transaction will create one of the leading eyecare Health Services Organizations ("HSO's") in the country.

      The Eyecare Transaction is conditioned upon, among other things, customary closing conditions (including shareholder approvals and Hart-Scott-Rodino compliance), as well as Saratoga's completion of spinoffs of its existing operating subsidiaries, which are engaged in energy exploration and high-yield consumer-debt financing (the "Spinoffs"), and the listing of Saratoga's common stock on the American Stock Exchange or NASDAQ. Other conditions of the closing of the Eyecare Transaction include the restructuring of certain debt and other obligations of OptiCare and PrimeVision, and the registration with the Securities and Exchange Commission of new Saratoga common stock, which will be issued to the securities holders of OptiCare and PrimeVision in the Eyecare Transaction. There can be no assurance that the Eyecare Transaction will be completed.

      Current stockholders of Saratoga will receive shares of Saratoga's operating subsidiaries in the Spinoffs. Upon closing of the Eyecare Transaction, newly issued shares of Saratoga common stock will be issued to the current shareholders of PrimeVision and OptiCare, and the current Saratoga shareholders will retain approximately a 2.5% equity interest in Saratoga.

      Following completion of the contemplated spinoffs and the Eyecare Transaction, the combined company would have combined 1998 revenues of approximately $105 million. The combined company will have its headquarters in Waterbury, Connecticut, and would offer a broad range of services to Ophthalmologists, Optometrists and Opticians ("the three O's").

      Dean Yimoyines, M.D., OptiCare's Chairman and CEO and the proposed chairman and CEO of the combined public company, commented: "The merger of PrimeVision and OptiCare into a public vehicle will create a company with the appropriate capital structure and infrastructure to be the model HSO in the Eyecare industry. At OptiCare we have spent nearly 20 years preparing a platform of systems and personnel that can be efficiently exported into a larger environment. PrimeVision is affiliated with some of the finest Ophthalmology and Optometry practices in the United States and represents an excellent cultural fit for Opticare. It is believed that the combined company's focus on value-added services to the three O's will place us at the forefront of the evolution of eyecare delivery."

      Dr. Yimoyines also noted that "The combined company's objective will be to build an outstanding HSO, focusing primarily on value-added services to participating or affiliated three O's practitioners, rather than the more traditional physician practice management company approach that has been adopted by other public healthcare companies. Under our HSO business


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model, the combined company would have no management or ownership role in physicians' practices and no requirements for significant capital investment in these practices. Rather the physician benefits from our expertise in systems, managed care and other aspects of maximizing the profitability of physicians' practices as well as the benefits of being affiliated with a leading player in the industry."

      PrimeVision is a privately held company based in Raleigh, North Carolina, with 1998 continuing revenues of approximately $70 million. PrimeVision maintains HSO and management agreements with ophthalmology and optometry practices and has created its own practice management support divisions, including managed care contracting and buying group services.

      OptiCare is a privately held company based in Waterbury, Connecticut, with 1998 revenues of approximately $35 million. OptiCare provides general eyecare, optical services, outpatient ophthalmic surgery, consultative services for complicated eye diseases and a managed care network throughout Connecticut. OptiCare was founded in 1980 and has developed proprietary operating systems for both managed care contracting and practice management.

      Saratoga Resources, Inc. is a Delaware corporation listed on the NASDAQ OTC Bulletin Board. As part of the transaction outlined above Saratoga will seek a new listing on the American Stock Exchange. The company operated as an energy acquisition and development company until the liquidation of its producing properties in various industries in order to maximize shareholder value. The company relocated its offices to 301 Congress Avenue, Suite 1550, Austin, Taxes in 1997.

      Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Saratoga Resources Inc.'s actual results could differ materially from those expressed or indicated by forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, regulatory changes, risks relating to the eyecare industry and other factors. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the company's filings with the Securities and Exchange Commission.

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